United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Rio de Janeiro, April 16th, 2026 Vale’s production and sales in 1Q26 • Vale’s performance in 1Q was marked by another quarter of strong production and sales, with multiple assets reaching their highest production levels. In iron ore, the ramp-up of new assets supported consistent production growth, while sales reached the highest level for a first-quarter since 2018. In copper and nickel, production reached double-digit growth, with copper recording its best first-quarter output since 2017 and nickel since 2020. • Iron ore production totaled 69.7 Mt, 3% (2.0 Mt) higher y/y, supported by record output at S11D and Brucutu, as well as the continued ramp-up of the Capanema and VGR1 projects. Pellet production reached 8.2 Mt, increasing 14% (1.0 Mt) y/y, driven by improved performance at the Tubarão pelletizing plants. Iron ore sales increased by 4% (2.6 Mt) y/y, totaling 68.7 Mt, in line with higher production volumes. • Copper production totaled 102.3 kt, 13% (11.4 kt) higher y/y, driven by record output at Salobo and Sossego as well as a solid performance at Voisey's Bay polymetallic mines. • Nickel production totaled 49.3 kt, 12% (5.4 kt) higher y/y, driven by the full-quarter operation of Onça Puma’s 2nd furnace and stable operations at Voisey’s Bay underground mines, which supported a first-quarter production record at the Long Harbour refinery. Highlights Production Summary 000’ metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q 2026 guidance Iron ore¹ 69,675 67,669 ² 3.0% 90,403 -22.9% 335-345 Mt Pellets 8,169 7,183 13.7% 8,325 -1.9% 30-34 Mt³ Copper 102.3 90.9 12.5% 108.1 -5.4% 350-380 kt Nickel 49.3 43.9 12.3% 46.2 6.7% 175-200 kt 1 Including third-party purchases, run-of-mine and feed for pelletizing plants. 2 Restated from historical figures. 3 Iron ore agglomerates guidance, including iron ore pellets and briquettes. Sales Summary 000’ metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Iron ore 68,713 66,141 3.9% 84,874 -19.0 % Fines1 59,436 56,762 4.7% 73,566 -19.2 % Pellets 7,699 7,493 2.7% 9,056 -15.0 % ROM 1,578 1,886 -16.3% 2,251 -29.9 % Copper 91.2 81.9 11.4% 106.9 -14.7 % Nickel 44.8 38.9 15.2% 49.6 -9.7% 1 Including third-party purchases. Price Realization Summary US$/t 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Iron ore fines (CFR/FOB, wmt) 95.8 90.8 5.5% 95.4 0.4 % Iron ore pellets (CFR/FOB, wmt) 133.8 140.8 -5.0% 131.4 1.8 % Copper¹² 13,143 8,891 47.8% 11,003 19.4 % Nickel 17,015 16,106 5.6% 15,015 13.3% ¹Average realized price for copper operations only (Salobo and Sossego). Average realized copper price for all operations, including copper sales originated from nickel operations was US$ 13,305/t in 1Q26. ² Excluding provisional price adjustments. On March 31st, 2026, Vale had provisionally priced copper sales from Sossego and Salobo totaling 67,863 tons valued at the weighted average LME forward price of US$ 12,242/t, subject to final pricing over the following months. Iron ore all-in premium US$/t 1Q26 1Q25 Δ y/y 4Q25 Δ q/q All-in premium - Total1 6.2 4.8 29.2% 3.6 72.2 % Iron ore fines quality and premiums 4.1 1.7 141.2% 2.5 64.0 % Pellets business' contribution2 2.1 3.1 -32.3% 1.1 90.9% 1 Starting in 1Q26, All-in premium will be disclosed in relation to the 61%Fe price index. Prior periods were restated. 1 Weighted average contribution. – 1 – Iron ore and pellets operations • Northern System: production decreased by 1.2 Mt y/y, totaling 33.2 Mt in the quarter. The decline reflects lower but expected run-of-mine availability at Serra Norte, partly offset by the positive effects of product portfolio optimization within the mine plan. S11D reached a new first-quarter production record of 19.9 Mt (+0.5 Mt y/ y), driven by the ongoing asset reliability initiatives and increased utilization of mobile equipment. • Southeastern System: production increased by 3.1 Mt y/y, totaling 19.2 Mt in the quarter, despite higher rainfall levels and a five-day interruption in railway operations. The increase was driven by (i) the continued ramp-up of the Capanema project, which is expected to reach full capacity in Q2, (ii) stronger performance at Brucutu, reaching the highest first-quarter output since 2018, following the increased output of the fourth and fifth processing lines, and (iii) reduced maintenance downtime at the Itabira Complex. • Southern System: production remained relatively stable, totaling 10.4 Mt in the quarter, despite higher-than-average rainfall, which mainly impacted the operational performance at the Paraopeba Complex, particularly at the Viga and Fábrica sites. This outcome was supported by the ramp-up of the VGR1 plant, which added incremental volumes to the Vargem Grande Complex. Iron ore production, Mt (1Q26 vs. 1Q25) 67.7 (1.2) 3.1 (0.2) 0.4 69.7 1Q25 Northern System Southeastern System Southern System Thirdparty purchases 1Q26 Average rainfall1, mm (1Q26 vs.1Q25) 1,039 511 351 560 639 1,046 1Q25 1Q26 Northern System Southeastern System Southern System 1 Average from the mining complexes and ports in each System. Iron ore production-to-sales, Mt (1Q26) 69.7 (0.8) (2.7) (3.0) 5.5 68.7 Production Pelletizing mass loss Moisture change and adjustments Concentration mass loss (ex-Brazil) Inventory consumption Sales • Pellets: output increased by 1.0 Mt y/y, totaling 8.2 Mt in the quarter, driven by higher production at the Tubarão pelletizing plants, reflecting greater pellet feed availability from Itabira. In mid-March, production at the Oman pellet plant was halted for planned annual maintenance, while construction activities in the Sohar concentration plant were also halted. Due to developments related to the conflicts in the Middle East, including logistical constraints, the Oman plants are expected to resume operations by the end of Q3. During this period, pellet feed originally allocated to Oman will be redirected to the Tubarão pellet plants and to fines sales, with the 2026 agglomerates production guidance remaining unchanged at 30–34 Mt. • Iron ore sales totaled 68.7 Mt, 2.6 Mt higher y/y, in line with the production increase. The 5.5 Mt inventory consumption mainly reflects the sale of in-transit inventories, following increased production in 2H25. • The all-in premium, adjusted for the 61%Fe price index, totaled US$ 6.2/t, an increase of US$ 2.6/t q/q, reflecting the product portfolio strategy, adaptable product mix and higher market premiums for low-alumina products. As a result, the average realized iron ore fines price reached US$ 95.8/t, US$ 0.4/t higher q/q, partly offset by the negative impact of pricing mechanisms related to provisional pricing adjustments in the previous period. The average realized pellet price increased by US$ 2.4/t q/q, reaching US$ 133.8/t, reflecting higher quarterly pellet premiums. – 2 – Copper operations • Salobo: copper production increased by 0.5 kt y/y, reaching 52.8 kt in the quarter, driven by steady operations at the Salobo Complex and solid performance throughout mining and processing activities. • Sossego: copper production increased by 13.0 kt y/y, reaching 29.0 kt in the quarter, supported by strong mill performance, with the strongest throughput of ore processed in efforts to maximize output ahead of the SAG mill 110-day planned maintenance in 2H26, resulting in the second-highest Q1 performance of all time. Copper production, kt (1Q26 vs. 1Q25) 90.9 13.5 (2.2) 102.3 1Q25 Brazil Canada 1Q26 • Canada: copper production decreased by 2.2 kt y/y, reaching 20.4 kt in the quarter, mainly due to operational disruptions caused by unusual snowstorms at Sudbury and unplanned maintenance at Clarabelle, which has been resolved. The impact was specific to copper concentrate production, as nickel concentrate inventories were sufficient to buffer finished nickel production. • Payable copper sales1 totaled 91.2 kt, 9.3 kt higher y/y, mainly reflecting the production increase. • The average copper realized price2 was US$ 13,143/t, US$ 2,140/t higher q/q, reflecting higher LME prices and the favorable impact of final price settlements within the current pricing environment. Nickel operations • Sudbury: own sourced finished nickel production increased by 0.7 kt y/y, reaching 10.6 kt in the quarter, more than offsetting the impact of unplanned maintenance at the converting reactor #3, which has been resolved. Ore production was solid, supported by the increase in ore hoisted from Creighton, set to continue in the following quarters allowing to increase ore milled. • Voisey’s Bay: own sourced finished nickel production increased by 4.0 kt y/y, totaling 10.5 kt in the quarter, Nickel production, kt (1Q26 vs. 1Q25) 43.9 2.3 3.5 (0.4) 49.3 1Q25 Canada Brazil External feed 1Q26 underpinned by strong ore output at the underground mines alongside robust performance at the Long Harbour Refinery, which has delivered record Q1 production. • Thompson: own sourced finished nickel production decreased by 2.4 kt y/y, reaching 1.2 kt in the quarter, driven by a pipeline blockage aggravated by weather conditions, which has been addressed. In February, Vale Base Metals signed an agreement to create a new consortium of owners for the Thompson Nickel Belt, in which VBM will own 18.9% stake. The transaction, which is expected to close by the end of 2026, is part of the strategic review of Thompson, aimed at strengthening the competitiveness of VBM’s global mining portfolio. • Onça Puma: finished nickel production increased by 3.5 kt y/y, totaling 8.9 kt in the quarter, driven by solid performance of the 2nd furnace, taking the asset to its highest Q1 output ever. • Nickel sales totaled 44.8 kt, 5.9 kt higher y/y. In the quarter, nickel sales were 4.5 kt lower than production, due to inventory build-up to meet committed sales during planned maintenance at refineries in Q2. • The average nickel realized price was US$ 17,015/t, US$ 2,000/t higher q/q, driven by higher LME prices. – 3 – 1 Sales volumes are lower than production volumes due to payable copper vs. contained copper: part of the copper contained in the concentrates is lost in the smelting and refining process, hence payable quantities of copper are approximately 3.5% lower than contained volumes. 2 Excluding provisional price adjustments. On March 31st, 2026, Vale had provisionally priced copper sales from Sossego and Salobo totaling 67,863 tons valued at the weighted average LME forward price of US$ 12,242/t, subject to final pricing over the following months. Annex 1: Production and sales summary Iron ore 000’ metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Northern System 33,173 34,420 -3.6% 44,776 -25.9 % Serra Norte and Serra Leste 13,319 15,049 -11.5% 22,629 -41.1 % S11D 19,854 19,371 2.5% 22,147 -10.4 % Southeastern System 19,194 16,105 19.2% 23,864 -19.6 % Itabira (Cauê, Conceição and others) 5,423 4,709 15.2% 7,002 -22.6 % Minas Centrais (Brucutu and others) 6,811 5,539 23.0% 8,811 -22.7 % Mariana (Capanema, Timbopeba and others) 6,960 5,857 18.8% 8,051 -13.6 % Southern System 10,378 10,591 -2.0% 13,504 -23.1 % Paraopeba (Mutuca, Fábrica and others) 1,643 2,837 -42.1% 3,790 -56.6 % Vargem Grande (VGR, Pico and others) 8,735 7,754 12.7% 9,714 -10.1 % Own production 62,744 61,116 2.7% 82,144 -23.6 % Third-party purchases 6,930 6,553 5.8% 8,259 -16.1 % Iron Ore Production¹ 69,675 67,669 ² 3.0% 90,403 -22.9 % Pelletizing mass loss (753) (679) 10.9% (848) -11.2 % Moisture change and adjustments (2,662) (541) 392.1% (500) 432.4 % Concentration mass loss (ex-Brazil) (2,998) (1,803) 66.3% (2,369) 26.6 % Inventory (build-up)/ consumption 5,451 1,495 264.6% (1,812) n.a. Iron Ore Sales 68,713 66,141 3.9% 84,874 -19.0 % Fines Sales³ 59,436 56,762 4.7% 73,566 -19.2 % IOCJ 3,833 4,596 -16.6% 5,042 -24.0 % BRBF 30,175 35,814 -15.7% 36,337 -17.0 % Mid-Grade Carajás 7,662 3,188 140.3% 10,512 -27.1 % Pellet feed – China⁴ 9,069 3,928 130.9% 8,155 11.2 % Lump 2,111 1,679 25.7% 2,085 1.2 % High-silica products 681 1,957 -65.2% 4,213 -83.8 % Other fines (60-62% Fe) 5,905 5,600 5.4% 7,222 -18.2 % Pellet Sales 7,699 7,493 2.7% 9,056 -15.0 % ROM Sales 1,578 1,886 -16.3% 2,251 -29.9 % Sales from 3rd party purchase 6,781 6,222 9.0% 8,059 -15.9% 1 Including third party purchases, run-of-mine and feed for pelletizing plants. Vale’s product portfolio Fe content reached 61.7%, alumina 1.3% and silica 6.9% in 1Q26. 2 Restated from historical figures. 3 Including third-party purchases.4 Products concentrated in Chinese facilities. Pellets ‘000 metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Northern System 72 370 -80.5% — n.a. São Luis¹ 72 370 -80.5% — n.a. Southeastern System 5,029 3,722 35.1% 4,892 2.8 % Itabrasco (Tubarão 3) 846 754 12.2% 382 121.5 % Hispanobras (Tubarão 4) 651 187 248.1% 754 -13.7 % Nibrasco (Tubarão 5 and 6) 1,122 621 80.7% 1,071 4.8 % Kobrasco (Tubarão 7) 879 835 5.3% 1,019 -13.7 % Tubarão 8 1,531 1,325 15.5% 1,666 -8.1 % Southern System 1,189 1,118 6.4% 947 25.6 % Vargem Grande 1,189 1,118 6.4% 947 25.6 % Oman 1,879 1,974 -4.8% 2,486 -24.4 % Pellet Production 8,169 7,183 13.7% 8,325 -1.9 % Pellet Sales 7,699 7,493 2.7% 9,056 -15.0% 1 Starting in 1Q26, the São Luís plant will operate in line with demand scenarios, and Vale will evaluate the timing of a potential full resumption based on market conditions. Annexes – 4 – Copper - Finished production by source 000’ metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Brazil 81.8 68.3 19.8% 81.5 0.4 % Salobo 52.8 52.3 1.0% 62.9 -16.1 % Sossego 29.0 16.0 81.3% 18.6 55.9 % Canada 20.4 22.6 -9.7% 26.7 -23.6 % Sudbury 13.3 15.9 -16.4% 20.2 -34.2 % Thompson 0.1 1.0 -90.0% 0.1 0.0 % Voisey's Bay 5.4 4.6 17.4% 4.7 14.9 % Feed from third parties1 1.6 1.1 45.5% 1.7 -5.9 % Copper Production 102.3 90.9 12.5% 108.1 -5.4 % Copper Sales 91.2 81.9 11.4% 106.9 -14.7 % Copper Sales Brazil 71.9 60.8 18.3% 81.3 -11.6 % Copper Sales Canada 19.4 21.1 -8.1% 25.6 -24.2% 1 External feed purchased from third parties and processed into copper in our Canadian operation. Nickel ‘000 metric tons 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Finished Production by Source Canada 22.3 20.0 11.5% 17.0 31.2 % Sudbury 10.6 9.9 7.1% 8.2 29.3 % Thompson 1.2 3.6 -66.7% 1.4 -14.3 % Voisey's Bay 10.5 6.5 61.5% 7.4 41.9 % Brazil 8.9 5.4 64.8% 10.0 -11.0 % External feed 18.1 18.5 -2.2% 19.3 -6.2 % Feed from third-parties1 3.6 4.3 -16.3% 4.3 -16.3 % PTVI offtake2 14.5 14.2 2.1% 15.0 -3.3 % Finished Production by Site Sudbury 15.4 15.4 0.0% 14.4 6.9 % Voisey’s Bay & Long Harbour 11.2 10.0 12.0% 7.6 47.4 % Onça Puma 8.9 5.4 64.8% 10.0 -11.0 % Clydach 10.3 8.4 22.6% 7.0 47.1 % Matsusaka 3.5 4.3 -18.6% 7.1 -50.7 % Others3 — 0.3 -100.0% 0.1 -100.0 % Nickel Production 49.3 43.9 12.3% 46.2 6.7 % Nickel Sales 44.8 38.9 15.2% 49.6 -9.7% 1 External feed purchased from third parties and processed into finished nickel in our Canadian operations. It does not include feed purchased from PTVI. 2 Starting from 3Q24, PTVI sourced production is reported as “External feed” and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale. 3 Includes intermediates produced in Thompson and PTVI, tolling and others. Vale Base Metals by-products - Finished production 1Q26 1Q25 Δ y/y 4Q25 Δ q/q Cobalt (metric tons) 888 739 20.2% 724 22.7 % Platinum (000’ oz troy) 21 24 -12.5% 25 -16.0 % Palladium (000’ oz troy) 23 27 -14.8% 31 -25.8 % Gold (000’ oz troy)1 121 115 5.2% 146 -17.1 % Total by-Products (000’ metric tons Cu eq.)2 3 58 47 23.4% 71 -18.3% 1 Includes Gold from Copper and Nickel operations. 2 Includes Iridium, Rhodium, Ruthenium and Silver. 3 Copper equivalent tons calculated using average market metal prices for each quarter. Market reference prices: for copper and cobalt: LME spot; for Gold, Silver, Platinum, and Palladium: Bloomberg; for other PGMs: Johnson Matthey. Annexes – 5 – Annex 2: Vale Base Metals Maintenance scheduled in 2026 Q1 Q2 Q3 Q4 Copper operations Salobo Salobo I & II 2 weeks Salobo III 2 weeks Sossego Sossego 2 weeks 2 weeks 3 weeks 2 weeks Sossego SAG rebuild 9 weeks 6 weeks Nickel operations Sudbury Coleman Creighton 6 weeks Copper Cliff 3 weeks Garson 2 weeks Totten 1 week Stobie 1 week Clarabelle mill 4 weeks Sudbury Smelter 4 weeks Sudbury Refinery 4 weeks Port Colborne (Ni, Co & PGMs) 4 weeks Thompson Thompson mine 4 weeks Thompson mill 4 weeks Voisey’s Bay & Long Harbour Voisey’s Bay 2 weeks Long Harbour Refinery 2 weeks Standalone Refineries Clydach 4 weeks Matsusaka 5 weeks Brazil Onça Puma 1 week 3 weeks Note: The maintenance schedule may be deliberately adjusted if it proves beneficial for operations and the overall business. The number of weeks is rounded to 0.0 or 0.5 and may involve more than one maintenance activity within the quarter. Annexes – 6 – Investor Relations This press release may include statements about Vale's current expectations about future events or results (forward-looking statements), including in particular expectations for production and sales of iron ore, nickel and copper on pages 1, 2, 3 and 4. Many of those forward-looking statements can be identified by the use of forwardlooking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com – 7 –

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 16, 2026		Director of Investor Relations